DocuSign Envelope ID: D662133A-4FC6-4B66-A51D-7A7C73427460

DocuSign Envelope ID: C33AF186-5B53-4CFC-BD71-FE87AD0E89C6

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT OF

KAZOO LLC

a District of Columbia limited liability company

June 22, 2020

DocuSign Envelope ID: D662133A-4FC6-4B66-A51D-7A7C73427460

DocuSign Envelope ID: C33AF186-5B53-4CFC-BD71-FE87AD0E89C6

LIMITED LIABILITY COMPANY OPERATING
AGREEMENT OF
KAZOO LLC
a District of Columbia limited liability company

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

ARTICLE 2
ORGANIZATION

ARTICLE 3
MEMBERSHIP INTERESTS; UNITS

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF MEMBERS

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ARTICLE 5
CAPITAL CONTRIBUTIONS

ARTICLE 6
DISTRIBUTIONS AND ALLOCATIONS

ARTICLE 7
TRANSFER OF UNITS; IPO CONVERSION

ARTICLE 8
MANAGEMENT

ARTICLE 9
EXCULPATION AND INDEMNIFICATION

ARTICLE 10
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

ARTICLE
11 TAXES

ARTICLE 12
DISSOLUTION, WINDING-UP AND TERMINATION

ARTICLE 13
GENERAL PROVISIONS

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LIMITED LIABILITY COMPANY
AGREEMENT OF
KAZOO LLC
a District of Columbia limited liability company

This LIMITED LIABILITY COMPANY AGREEMENT OF KAZOO LLC, a District of Columbia limited liability company, dated as of June 22, 2020, is adopted, executed and agreed to, for good and valuable consideration, by the parties listed on the signature page hereof. hereof. This Operating Agreement restates and replaces in its entirety the Operating Agreement dated May 9, 2019.

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

1.1   *Definitions.* Capitalized terms used in this Agreement (including the Exhibits and Schedules hereto) but not defined in the body hereof shall have the meanings ascribed to them in **Exhibit A.**

1.2   *Construction.* Unless the context requires otherwise: (a) pronouns in the masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa; (b) the term "including" shall be construed to be expansive rather than limiting in nature and to mean "including, without limitation;" (c) references to Articles and Sections refer to Articles and Sections of this Agreement; (d) the words "this Agreement," "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole, including the Exhibits and Schedules attached hereto, and not to any particular subdivision unless expressly so limited; and (e) references to Exhibits and Schedules are to the items identified separately in writing by the parties hereto as the described Exhibits or Schedules attached to this Agreement, each of which is hereby incorporated herein and made a part hereof for all purposes as if set forth in full herein.

ARTICLE 2
ORGANIZATION

2.1   *Formation.* The Company was organized as a District of Columbia limited liability company under and pursuant to the Act.

2.2   *Name.* The name of the Company is *"Kazoo LLC"* and all Company business must be conducted in that name or such other name or names that comply with Law and as the Board may select.

2.3   *Registered Office; Registered Agent; Principal Office; Other Offices.* The registered office of the Company required by the Act to be maintained in the District of Columbia shall be the office of the initial resident agent named in the Articles or such other office (which need not be a place of business of the Company) as the Board may designate in the manner provided by Law. The registered agent of the Company in the District of Columbia shall be the initial registered agent named in the Articles or such other Person or Persons as the Board may designate in the manner provided by Law. The principal office of the Company shall be at such place as the Board may designate. The Company may have such other offices as the Board may designate.

2.4   *Purposes.* The purposes of the Company are to (i) develop, improve and market mobile phone apps (the "Business"), and to do any and all things necessary, convenient or incidental to that purpose, and to own, operate and develop the Business, and (ii) engage in any other business or that is not forbidden by the Law of the jurisdiction in which the Company engages in that business or activity.

2.5   *Foreign Qualification.* Prior to the Company's conducting business in any jurisdiction other than the District of Columbia, the Board shall cause the Company to comply with all requirements necessary to

1

qualify the Company as a foreign limited liability company in that jurisdiction if such qualification is required. At the request of the Board, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business, provided that no Member shall be required to file any general consent to service of process or to qualify as a foreign corporation, limited liability company, partnership or other entity in any jurisdiction in which it is not already so qualified.

2.6   *Term*. The Company commenced upon the effectiveness of the Articles and shall have a perpetual existence, unless and until it is dissolved and terminated in accordance with Article 12.

2.7   *No State Law Partnership*. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

2.8   *Title to Company Assets*. Title to the Company's assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, Manager or Officer, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Title to any or all of the Company assets may be held in the name of the Company or one or more of its Affiliates or one or more nominees, as the Board may determine. All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which record title to such Company assets is held.

ARTICLE 3
MEMBERSHIP INTERESTS; UNITS

3.1   *Membership Interests*.

(a)   The Membership Interests shall initially be divided into three series of units referred to herein as "*Series A Units*", "*Series B Units*" and "*Series C Units*". The Company is authorized to issue up to 20,000,000 units designated as "*Series A Units*", 20,000,000 units designated as "*Series B Units*" and 10,000,000 units designated as "*Series C Units.*"

(b)   Series A Units will be offered and sold, at one time or from time to time as determined by the Board, at a price determined by the Board. The holders of Series A Units shall not be entitled to vote on any matter.

(c)   Series B Units shall be issued by the Company for consideration set forth on **Schedule A**. Any issuance of additional Series B Units shall require the approval of the Board but shall not otherwise require any prior written or other consent of the holders of the Series B Units. Each Series B Unit shall entitle the holder thereof to one vote.

(d)   Series C Units (also referred to herein as "Incentive Shares") shall be reserved for issuance by the Board for no consideration to employees and/or consultants to the Company. The holders of Series C Units shall not be entitled to vote on any matter.

(e)   Units shall constitute "securities" governed by Article 8 of the applicable version of the Uniform Commercial Code, as amended from time to time after the date hereof.

3.2   *Initial Members*. Each of the Persons listed on **Schedule A** has been hereby admitted to the Company as a Member.

3.3   *Additional Members*. The Company may issue additional Units and admit additional Members upon the terms and conditions of this Agreement and such other terms and conditions as the Board may determine. The Company may issue Series C Units and admit Series C Members upon the terms and conditions

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of this Agreement and/or such other terms as the Board may determine. Each additional Member shall, prior to such admission, execute and deliver a counterpart of this Agreement. In connection with such execution and delivery, the Board shall update **Schedule A** to reflect the name, address and Capital Contribution of such additional Member.

      3.4   *Liability to Third Parties*. No Member shall be liable for the debts, obligations or liabilities of the Company solely by reason of being a Member.

      3.5   *No Expulsion*. A Member may not be Expelled.

      3.6   *Certain Terms of the Incentive Shares.*

      (a)   Incentive Shares issued hereunder shall be intended to qualify and shall be treated under this Agreement as "profits interests" within the meaning of Revenue Procedure 93-27 as clarified by Revenue Procedure 2001-43. As such, none of the Members issued such Shares shall be obligated to make Capital Contributions in respect of any Shares so qualifying, the Company shall treat such Members as holding "profits interests" for all purposes of this Agreement in respect of such Shares so issued, and if the Company were liquidated immediately after issuance of such Incentive Shares pursuant to this Agreement, before the Company made any earnings and before any appreciation occurred in the value of the Company's assets, and the Company's assets were sold at fair market value and the proceeds distributed in a sale of the Company, the holders of such Incentive Shares would not be entitled to receive any share of the proceeds of a sale of the Company in respect of such Incentive Shares.

      (b)   At the time that an Incentive Share is issued pursuant to this Agreement as a profits interest, the Board shall determine the fair market value of the Company's assets or equity interests, net of any liabilities of the Company (the "*Strike Price*"). Notwithstanding anything to the contrary in this Agreement, (x) a Person who receives an Incentive Share pursuant to this Agreement as a profits interest shall not be allocated any portion of the Strike Price that is ultimately realized by the Company from the sale or exchange of assets that were owned directly or indirectly by the Company on the date such Person received such Incentive Share and (y) the amount of distributions made by the Company to a Person with respect to such Incentive Share (exclusive of amounts paid or distributed to such Person as guaranteed payments or compensation for services) shall be no greater than the sum of (A) such Person's pro rata interest in net income and net loss arising from the ordinary operations of the Company after the date such Incentive Share are issued and (B) such Person's pro rata interest in any appreciation in the fair market value of the Company's assets, net of any liabilities of the Company, in excess of the strike price. The intent of this Section 3.6(b) is to ensure that any Incentive Shares is issued pursuant to this Agreement as a profits interest will qualify as profits interests under Revenue Procedures 93-27 and 2001-43 and this Section 2.7(b) shall be interpreted and applied consistently therewith.

      (c)   To the extent provided for in Treasury Regulations, revenue rulings, revenue procedures and/or other IRS guidance issued after the date hereof, the Company is hereby authorized to, and at the direction of the Board shall, elect a safe harbor under which the Fair Market Value of any Incentive Shares issued pursuant to this Agreement as a profits interest after the effective date of such Treasury Regulations (or other guidance) will be treated as equal to the liquidation value of such Shares (i.e., a value equal to the total amount that would be distributed with respect to such Incentive Shares if the Company sold all of its assets for their fair market value immediately after the issuance of such Incentive Shares, satisfied its liabilities (excluding any non-recourse liabilities to the extent the balance of such liabilities exceeds the fair market value of the assets that secure them) and distributed the net proceeds to the Members under the terms of this Agreement). If the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of such Incentive Shares while the safe harbor election remains effective.

      (d)   Notwithstanding the foregoing, upon a forfeiture of any Shares by any Member, gross items of income, gain, loss or deduction shall be allocated to such Member if and to the extent required by final Treasury Regulations promulgated after the date hereof to ensure that allocations made with respect to all "substantially nonvested" Member Interests are recognized under Code Section 704(b).

(e)   Notwithstanding any other provisions of this Section 3.6, each recipient of an Incentive Share hereunder that is intended to qualify as a profits interest hereby agrees that such recipient shall make a valid and timely election in respect of such Incentive Share, upon receipt thereof, pursuant to Code Section 83(b), and shall provide the Company with an executed copy of such election.

(f)   Allocations of income, gain, loss and deduction or net loss pursuant to Article 6 shall be made with respect to Incentive Shares, whether vested or unvested as if all such Incentive Shares were vested. Any distributions pursuant to Article 6 hereof with respect to unvested Incentive Shares shall be held by the Company until such Shares vest, at which time any such retained distributions shall be released to the holder of such then vested Incentive Shares. Any retained distributions pursuant to the foregoing sentence that are forfeited as a result of the forfeiture without vesting of the applicable Incentive Shares shall thereafter be allocated, on a pro rata basis based on their relative holdings thereof, to the holders of Shares that are outstanding as of the date of such forfeiture.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF MEMBERS

Each Member severally, but not jointly, represents and warrants as of the Effective Date (or, in the case of any Member admitted before or after the Effective Date, as of the date of such admission) to the Company and the other Members that:

4.1   *Authority*. Such Member has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery, and performance by such Member of this Agreement have been duly authorized by all necessary action.

4.2   *Binding Obligations*. This Agreement has been duly and validly executed and delivered by such Member and constitutes the binding obligation of such Member enforceable against such Member in accordance with its terms, subject to Creditors' Rights.

4.3   *No Conflict*. The execution, delivery, and performance by such Member of this Agreement will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which such Member is subject, (ii) violate any order, judgment, or decree applicable to such Member, or (iii) conflict with, or result in a breach or default under, any term or condition of its articles of incorporation or by-Laws, certificate of limited partnership or partnership agreement, articles of organization or limited liability company agreement, as applicable, or, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Member's ability to satisfy its obligations hereunder, any agreement or other instrument to which such Member is a party.

4.4   *Purchase Entirely For Own Account*. The Units to be acquired by such Member will be acquired for investment for such Member's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof; such Member has no present intention of selling, granting any participation in, or otherwise distributing the same; and such Member does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Units.

4.5   *No Registration*. Such Member understands that the Units, at the time of issuance, will not be registered under the Securities Act on the ground that the issuance of Units hereunder is exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder.

4.6   *Investment Experience*. Such Member confirms that it has such knowledge and experience in financial and business matters that such Member is capable of evaluating the merits and risks of an investment in Units and of making an informed investment decision and understands that (i) this investment is suitable only for an investor which is able to bear the economic consequences of losing its entire investment, (ii) the acquisition of Units hereunder is a speculative investment which involves a high degree of risk of loss of the entire investment, and (iii) there are substantial restrictions on the transferability of, and there will be no public market for, the Units, and accordingly, it may not be possible for such Member to liquidate such Member's investment in case of emergency

4.7 *Accredited Investor.* Such Member is an Accredited Investor (not applicable to Series C Units/Incentive Shares).

4.8 *Restricted Securities.* Such Member understands that the Units may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of either an effective registration statement covering such Units or an available exemption from registration under the Securities Act, the Units must be held indefinitely. In particular, such Member is aware that the Units may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that Rule are met. Among the conditions for use of Rule 144 may be availability of current information to the public about the Company. Such information is not now available and the Company has no present plans to make such information available.

ARTICLE 5
CAPITAL CONTRIBUTIONS

5.1 *Capital Contributions; Loans.*

5.1.1. Series A Members may be admitted with the approval of any authorized Officer of the Company pursuant to any offering of Series A Units which has received the consent of the Board. Any issuance of Series A Units shall dilute any then-current Members.

5.1.2. The initial Series B Members are set forth in **Schedule A**. Any issuance of further Series B Units will dilute any then-current Members.

5.1.3. The Board may from time to time authorize, create and issue, and admit additional Members with respect to, one or more additional series of Units ("Additional Units'). In connection with each such issuance, **Schedule A** shall be appropriately amended by the Board to reflect the relevant changes in outstanding Units and Percentage Interests resulting from such issuance and this Agreement shall be appropriately amended to include any such Additional Units and the terms thereof.

5.1.4. No Member shall be required to contribute any capital to the Company in excess of the amount set forth on **Schedule A** hereto and no Member shall be required to lend any funds to the Company, nor shall any Member be liable for any debts, liabilities, contracts or obligations of the Company. Except as otherwise expressly provided for herein, any loan from a Member to the Company shall be on such terms as mutually agreed upon by such Member and the Board.

5.2 *Return of Contributions.* A Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

5.3 *Capital Account.* A Capital Account shall be established and maintained for each Member. Each Member's Capital Account (a) shall be increased by (i) the amount of money contributed by such Member to the Company, (ii) the Book Value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Code Section 752) and (iii) allocations to such Member of Profits and any other items of income or gain allocated to such Member, and (b) shall be decreased by (i) the amount of money distributed to such Member by the Company, (ii) the Book Value of property distributed to such Member by the Company (net of liabilities secured by the distributed property that such Member is considered to assume or take subject to under Code Section 752), and (iii) allocations to such Member of Losses and any other items of loss or deduction allocated to such Member. The Capital Accounts shall also be increased or decreased to reflect a revaluation of Company property pursuant

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to paragraph (b) of the definition of Book Value. On the transfer of all or part of a Member's Units, the Capital Account of the transferor that is attributable to the transferred Units shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l). A Member that has more than one class of Units shall have a single Capital Account that reflects all such Units.

ARTICLE 6
DISTRIBUTIONS AND ALLOCATIONS

6.1   *Distributions.*

(a)   Each distribution made by the Company, regardless of the source or character of the assets to be distributed, shall be made in accordance with this Article 6 and applicable Law.

(b)   Notwithstanding the priority of distributions in Section 6.1(c), the Company shall use reasonable efforts, subject to the availability of funds, to make distributions to each Member in amounts such that, prior to April 15 of each calendar year, each Member has received distributions (whether pursuant to Section 6.1(c), this Section 6.1(b) or otherwise) in aggregate amounts that equal not less than the sum for the immediately preceding fiscal year and for all prior fiscal years of (i) the amount of taxable income allocated to such Member for such fiscal years, reduced by the amount of taxable losses allocated to such Member for such fiscal years, multiplied by (ii) the maximum marginal federal, state and local tax rate (taking into account the character of any Company income and taking into account the deductibility of state taxes for federal purposes) applicable to an individual taxpayer pursuant to the Code and the applicable state and local laws and regulations in the District of Columbia in respect of income recognized during such immediately preceding fiscal year. The Company shall use reasonable efforts to cause such distributions to be made in a manner that permits such Members to use the proceeds of such distributions to make on a timely basis all required estimated payments of income taxes in respect of the taxable income so allocated to them. The distributions required by this Section 6.1(b) will be made without regard for the relative priorities and amounts set forth in Section 6.1(c). Distributions made pursuant to this Section 6.1(b) shall be taken into account as advances on distributions made pursuant to Section 6.1(c), and shall (to the extent not previously taken into account pursuant to this sentence) reduce the distributions to be made to any Member under Section 6.1(c), when and as paid by the Company.

(c)   The Board shall have sole discretion to determine the timing of any other distribution and the aggregate amounts available for such distribution. Cash Flow shall be distributed to the Members in accordance with their Percentage Interests such that any amounts so distributed to the Series A Members will also reduce their Adjusted Invested Capital amounts. Any tax distributions pursuant to Section 6.1(b) hereof will be applied to distributions of Cash Flow hereunder.

(d)   Except as otherwise set forth in this Section 6.1(d), all distributions made under this Section 6.1 shall be made to the Members of record on the record date established by the Board or, in the absence of any such record date, to the Members owning the applicable Units on the date of the distribution. Upon the liquidation, dissolution and termination of the Company, the assets remaining after satisfaction (whether by payment or by the establishment of reserves therefor) of creditors, including Members who are creditors, shall be distributed as follows: (i) first to the Series A Members in proportion to their respective balances of Adjusted Invested Capital balances until the Series A Members' Adjusted Invested Capital balances have been reduced to zero; (ii) then to the Series B Members and the Series C Members in proportion to their respective Adjusted Invested Capital balances until the Series B Members' and Series C Members' Adjusted Invested Capital balances have been reduced to zero; and (iii) then to the Members in proportion to their respective Percentage Interests.

(e)   All distributions made under this Section 6.1 shall be made to the Members of record on the record date established by the Board or, in the absence of any such record date, to the Members owning the applicable Units on the date of the distribution.

6.2   *Allocations of Profits and Losses.*

(a)   General Profit and Loss Allocations.

(i)   Profits. For each taxable year of the Company, Profits (and all items included in the computation thereof) shall be allocated among the Members as follows:

(A)   First, to the extent of and in proportion to any Losses allocated to the Members, less any prior allocations under this Section 6.2(a)(1)(A);

(B)   Second, to the Members in the amount of and in proportion to any distributions of cash; and

(C)   Thereafter, to the holders of Units in accordance with their respective Percentage Interests;

(ii)   Losses. For each taxable year of the Company, Losses (and all items included in the computation thereof) shall be allocated among the Members as follows:

(A)   First, to the holders of Units in accordance with their positive Capital Accounts until the Adjusted Capital Account of each holder of Units is reduced to zero; and

(B)   Thereafter, to the holders of Units in accordance with their respective Percentage Interests.

(b)   Special Allocations. Notwithstanding any other provisions of this Section 6.2, the following special allocations shall be made for each taxable period:

(i)   Notwithstanding any other provision of this Section 6.2, if there is a net decrease in Company Minimum Gain during any taxable period, each Member shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6),(g)(2), and (j)(2)(i). For purposes of this Section 6.2(b), each Member's Capital Account shall be determined and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.2 with respect to such taxable period. This Section 6.2(b)(i) is intended to comply with the Membership minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)   Notwithstanding the other provisions of this Section 6.2 (other than (i) above), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any taxable period, any Member with a share of Member Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and (j)(2)(ii). For purposes of this Section 6.2(b) each Member's Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.2, other than Section 6.2(b)(i) above, with respect to such taxable period. This Section 6.2(b)(ii) is intended to comply with the Member nonrecourse

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debt minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Except as provided in Sections 6.2(b)(i) and (ii) above, in the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulation, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Sections 6.2(b)(i) or (ii) above.

(iv) In the event any Member has a deficit balance in its Adjusted Capital Account at the end of any taxable period, such Member shall be specially allocated items of Company gross income and gain in the amount of such excess as quickly as possible; *provided, however*, that an allocation pursuant to this Section 6.2(b)(iv) shall be made only if and to the extent that such Member would have a deficit balance in its Adjusted Capital Account after all other allocations provided in this Section 6.2(b) have been tentatively made as if this Section 6.2(b) were not in this Agreement.

(v) Nonrecourse Deductions for any taxable period shall be allocated to the Members in accordance with their Percentage Interests.

(vi) Member Nonrecourse Deductions for any taxable period shall be allocated 100% to the Member that bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Member bears the Economic Risk of Loss with respect to a Member Nonrecourse Debt, Member Nonrecourse Deductions attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such Economic Risk of Loss.

(vii) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such provisions.

(c) Curative Allocation. The allocations set forth in Section 6.2(b) (the *"Regulatory Allocations"*) are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 6.2(c). Therefore, notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations), the Board shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement. In exercising its discretion under this Section 6.2(c), the Board shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

6.3   *Income Tax Allocations.*

(a)   Except as provided in this Section 6.3, each item of income, gain, loss and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such items are allocated for book purposes under Section 6.2.

(b)   The Members recognize that there may be a difference between the Book Value of a Company asset and the asset's adjusted tax basis at the time of the property's contribution or revaluation pursuant to this Agreement. In such a case, all items of tax depreciation, cost recovery, amortization, and gain or loss with respect to such asset shall be allocated among the Members to take into account the disparities between the Book Values and the adjusted tax basis with respect to such properties in accordance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations under those sections; *provided, however*, that any tax items not required to be allocated under Sections 704(b) or 704(c) of the Code shall be allocated in the same manner as such gain or loss would be allocated for book purposes under Section 6.2.

(c)   All items of income, gain, loss, deduction and credit allocated to the Members in accordance with the provisions hereof and basis allocations recognized by the Company for federal income tax purposes shall be determined without regard to any election under Section 754 of the Code which may be made by the Company; *provided, however*, such allocations, once made, shall be adjusted as necessary or appropriate to take into account the adjustments permitted by Sections 734 and 743 of the Code.

(d)   If any deductions for depreciation, cost recovery or depletion are recaptured as ordinary income upon the sale or other disposition of Company properties, the ordinary income character of the gain from such sale or disposition shall be allocated among the Members in the same ratio as the deductions giving rise to such ordinary income character were allocated.

6.4   *Other Allocation Rules.*

All items of income, gain, loss, deduction and credit allocable to Units that may have been transferred shall be allocated between the transferor and the transferee based on the portion of the calendar year during which each was recognized as the owner of such Units, without regard to the results of Company operations during any particular portion of that calendar year and without regard to whether cash distributions were made to the transferor or the transferee during that calendar year; *provided, however*, that this allocation must be made in accordance with a method permissible under Code Section 706 and the regulations thereunder.

6.5   *Liability for Amounts Distributed.*

The Members hereby agree that, except as otherwise expressly provided herein or required by the Act, no Member shall have an obligation to return money or other property paid or distributed to such Member, except to the extent arising from any conduct of such Member for which such Member is not exculpated under Section 9.1. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such return, such obligation shall be the obligation of such Member and not of any other Person.

ARTICLE 7
TRANSFER OF UNITS; IPO CONVERSION

7.1   *General Restrictions On Dispositions.*

(a)   Disposition of Units otherwise permitted or required by this Agreement may only be made in compliance with federal and state securities Laws, including the Securities Act and the rules and regulations thereunder, and the Act.

(b)   No Disposition of Units otherwise permitted or required by this Agreement shall be effective unless and until any transferee who is not already a party to this Agreement (and such

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transferee's spouse, if applicable) shall execute and deliver to the Company an Addendum agreement in form and substance satisfactory to the Company.

(c)   Dispositions of Units may only be made in strict compliance with all applicable terms of this Agreement, and any purported Disposition of Units that does not so comply with all applicable provisions of this Agreement shall be null and void and of no force or effect, and the Company shall not recognize or be bound by any such purported Disposition and shall not effect any such purported Disposition on the transfer books of the Company or Capital Accounts of the Members. The Members agree that the restrictions contained in this Article 7 are fair and reasonable and in the best interests of the Company and the Members.

7.2   *Transfer of Interests.* No Member may transfer, directly or indirectly, all or any portion of its Units other than with the prior written consent of the Board in its sole and absolute discretion.

(b)   No Disposition of any part of the Units in the Company (whether voluntary, involuntary or by operation of law) may be made unless all of the following conditions have been satisfied:

(i)   no such Disposition shall be made which, in the opinion of counsel to the Company, may result in the termination of the Company for the purposes of Section 708 of the Code;

(ii)   no such Disposition shall be made to a minor, incompetent or Bankrupt;

(iii)   no such Disposition shall be made if, in the opinion of counsel to the Company, such assignment may not be effected without registration under the Securities Act of 1933, as amended, or would result in the violation of any applicable state securities laws;

(iv)   the transferee, if requested by the Board, presents an opinion of counsel, acceptable to counsel to the Company, that such assignment will not adversely affect the status of the Company as a partnership for federal income tax purposes;

(v)   the transferee executes and delivers such documents as the Board shall deem reasonably necessary or advisable to cause him to become a Substitute Member; and

(vi)   the transferee agrees to be bound by the terms and provisions of this Agreement.

(c)   Any Transfer in contravention of any of the provisions of this Section 7.2 shall be void and ineffectual, and shall not bind or be recognized by the Company.

(d)   All costs and expenses incurred by the Company in connection with the transfer of any Units, and/or the substitution of a transferee as a substitute Member, including any filing fees and publishing costs and the fees and disbursements of counsel, shall be pre-paid by the transferring Member, or if not paid by him, then by the transferee.

7.3   *Drag-Along Rights.*

(a)   The Board may approve a Drag-Along Transaction pursuant to Section 8.5(a) and require all Members to sell all but not less than all of their Units in accordance with this Section 7.3.

(b)   In connection with any such Drag-Along Transaction, all Members entitled to consent thereto shall consent to and raise no objections against the Drag-Along Transaction, and if the Drag-Along Transaction is structured as (i) a merger, conversion, Unit exchange or consolidation of the Company, or a sale of all or substantially all of the assets of the Company, each Member entitled to vote thereon shall vote in favor of the Drag-Along Transaction, or (ii) a sale of all the Units, each Member shall agree to sell all of its Units that are the subject of the Drag-Along Transaction, on the

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terms and conditions of such Drag-Along Transaction. The Members shall promptly take all necessary and desirable actions in connection with the consummation of the Drag-Along Transaction, including the execution of such agreements and such instruments and other actions reasonably necessary to (A) provide customary representations, warranties, indemnities, and escrow/holdback arrangements relating to such Drag-Along Transaction (subject to Section 7.3(c)(iv) below) and (B) effectuate the allocation and distribution of the aggregate consideration upon the Drag-Along Transaction as set forth in Section 7.3(c) below. The Members shall be permitted to sell their Units pursuant to any Drag-Along Transaction without complying with any other provisions of this Article 7.

(c)   The obligations of the Members pursuant to this Section 7.3 are subject to the satisfaction of the following conditions:

(i)   The aggregate proceeds in the Drag-Along Transaction shall be aggregated by the Company and allocated among the Members on the same basis as such proceeds would have been allocated if such proceeds had been distributed to the Members pursuant to Section 6.1;

(ii)   if any holder of a series of Units is given an option as to the form and amount of consideration to be received, all Members shall be given the same option;

(iii)   the Company shall bear the reasonable, documented costs incurred in connection with any Drag-Along Transaction (costs incurred by or on behalf of any Member for its sole benefit will not be considered costs of the transaction hereunder) unless otherwise agreed by the Company and the acquiror, in which case no Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Transaction (excluding modest expenditures for postage, copies, and the like) and no Member shall be obligated to pay any portion (or, if paid, shall be entitled to be reimbursed by the Company for that portion paid) that is more than its pro rata share of reasonable expenses incurred in connection with a consummated Drag-Along Transaction;

(iv)   no Member shall be required to provide any representations, warranties or indemnities (other than pursuant to an escrow or holdback of consideration proportionate to the amount receivable under this Section 7.3) in connection with the Drag-Along Transaction, other than those representations, warranties and indemnities concerning (A) each Member's valid ownership of Units, free of all liens and encumbrances (excluding those arising under applicable securities Laws), (B) each Member's authority, power, and right to enter into and consummate such purchase or merger agreement without violating any other agreement to which such Member is a party or its assets are bound, and (C) compliance with securities Laws that are relevant in determining whether an exemption from registration is available for such Drag-Along Transaction; and

(v)   if some or all of the consideration received in connection with the Drag-Along Transaction is other than cash, then such consideration shall be deemed to have a dollar value equal to the fair market value of such consideration as determined by the Board; *provided, however*, that if the Board does not or is unable to make such a determination of fair market value, such determination of fair market value shall be made by an investment banking firm of recognized national standing selected by a majority of Managers comprising the Board, and such firm shall be engaged and paid by the Company. The determination of fair market value of such investment banking firm (or, if such investment bank determines a range of fair market values, the mid-point of such range) shall be final and binding on all parties.

(d)   If the Company and any of the Members or their representatives, enter into any negotiation or transaction for which Rule 506 under the Securities Act may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), each Member who is not an Accredited Investor (without regard to Rule 501(a)(iv)) shall, at the request and

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election of the Members that are pursuing a Drag-Along Transaction, either at the election of the Company (i) appoint a purchaser representative (as such term is defined in Rule 501 under the Securities Act) reasonably acceptable to such Members or (ii) agree to accept cash in lieu of any securities such Member would otherwise receive in an amount equal to the fair market value of such securities as determined in the manner set forth in Section 7.3(c)(v).

(e)   The Members initiating any Drag-Along Transaction shall have the right to require the Company to cooperate fully with potential acquirors of the Company in such prospective Drag-Along Transaction by taking all customary and other actions reasonably requested by such Members or such potential acquirors, including without limitation, making the Company's properties, books and records, and other assets reasonably available for inspection by such potential acquirors and making its employees reasonably available for interviews.

7.4   *Conversion to IPO Corporation*

(a)   In connection with any proposed Qualified Public Offering approved by the Board pursuant to Section 8.5(a), the Company may, in one or a series of transactions, merge with or convert into a corporation that is an Affiliate of the Company, or a subsidiary thereof, pursuant to an agreement and plan of merger or conversion that provides for the exchange of Units for common stock of such corporation (in any such case, the "*IPO Corporation*"), in accordance with applicable provisions of the Act for the express purpose of an initial offering of the securities of such IPO Corporation for sale to the public in a registered public offering pursuant to the Securities Act (an "*IPO Merger*"). In connection therewith each Unit outstanding immediately prior to the IPO Merger shall be converted into or exchanged for shares of common stock in a manner that gives effect to the provisions of Section 6.1 such that each Member will receive shares of common stock having a fair market value equal to the same proportion of the aggregate Pre-IPO Value that such holder would have received if all of the Company's cash and other property had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in Section 6.1 as in effect immediately prior to such distribution assuming the value of the IPO Corporation immediately prior to such liquidation distribution was equal to the Pre-IPO Value. If, in connection with any proposed Qualified Public Offering approved in accordance with this Agreement, the Managers determine that it is advisable to have all of the Units contributed by the Members to an IPO Corporation in exchange for stock therein (with the number of shares to be received by each Member being determined in the same manner as described above for an IPO Merger), each Member agrees to participate in such an exchange.

(b)   Notwithstanding anything to the contrary in this Agreement, at any time after the approval of a Qualified Public Offering in accordance with this Agreement, the Board shall be entitled to approve the IPO Merger without the consent or approval of any other Person (including any Member). If the Company elects to exercise its rights under this Section 7.4, the Members shall take such actions as may be reasonably required and otherwise cooperate in good faith with the Company in connection with consummating the IPO Merger.

(c)   Each Member shall sell any fractional shares of the IPO Corporation owned by such party (after taking into account all shares of the IPO Corporation held by such party) to the IPO Corporation, upon the request of the Company in connection with or in anticipation of the consummation of a Qualified Public Offering, for cash consideration equal to the fair market value of such fractional shares, as determined by the Board.

7.5   *Specific Performance*. Each Member acknowledges that it shall be impossible to measure in money the damage to the Company or the Members, if any of them or any transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this Article 7, that every such restriction and obligation is material, and that in the event of any such failure, the Company or the Members shall not have an adequate remedy at Law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against him or it at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this

Article 7 and to prevent any Disposition of Units in contravention of any terms of this Article 7, and waives any defenses thereto, including, without limitation, the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement; and (iii) availability of relief in damages.

ARTICLE 8
MANAGEMENT

8.1 *Management by Managers.* The Company shall be managed by "managers" (as such term is used in the Act) according to the remaining provisions of this Article 8 and, except with respect to certain consent or approval requirements provided in this Agreement, no Member, by virtue of having the status of a Member, shall have any management power over the business and affairs of the Company or actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Company. Except as described in the preceding sentence, the business and affairs of the Company shall be managed by the *"Managers"* elected in accordance with Section 8.2 acting exclusively through the Board of Managers of the Company (the *"Board"*) in accordance with this Agreement. Under the direction of the Board, the day-to-day activities of the Company shall be conducted on the Company's behalf by the Officers, who shall be agents of the Company. In addition to the powers that now or hereafter can be granted under the Act and to all other powers granted under any other provision of this Agreement, the Board and the Officers (subject to Section 8.2 and the direction of the Board) shall have full power and authority to do all things on such terms as they may deem necessary or appropriate to conduct, or cause to be conducted, the business and affairs of the Company.

8.2 Board of Managers (Board of Directors)

(a) Composition; Initial Managers. The Board shall consist of up to five (5) Managers. Managers need not be Members or residents of the District of Columbia. Each Manager shall serve in such capacity until his successor has been elected or until such person's death, resignation or removal. Initial Series B Members agreed that Peter J. Goodman shall be a Manager of the Company (Board of Director), due to his full time roles and responsibilities at the Company. Initial Series B Members agreed that Nga Thi ("Luna") Howard, shall be a Manager of the Company (Board of Director). The Board may name any additional Managers to the Board and may amend this Agreement to change the size or composition of the Board; provided, however, that the Series B voting rights for a Board member may not be amended without the consent of the holders of at least a majority of the issued and outstanding Series B Units. Series A Members and Series C Members by default shall have no voting rights for any purposes hereunder.

(b) Removal. Any Manager may be removed with or without cause by consent of Series B Members owning a majority of the issued and outstanding Series B Units while the Board has only 2 Managers. Once the Board has 3 or more Managers, any such action shall, except as otherwise provided, require the vote or consent of at least a majority of the Managers.

(c) Resignations. Any Manager or member of a committee of the Board may resign at any time. Such resignation shall be in writing and shall take effect at the time specified therein or, if no time is specified, at the time of its receipt by the Chief Executive Officer, President or Secretary of the Company. The acceptance of a resignation shall not be necessary to make it effective unless expressly so provided in the resignation.

(d) Vacancies. In the event that a vacancy is created on the Board by the death, disability, retirement, resignation or removal of any Manager, such vacancy shall be filled only by vote or consent of Series B Members owning a majority of the outstanding Series B Units while the Board has 2 or fewer Managers. Once the Board has 3 or more Managers, any such action shall, except as otherwise provided, require the vote or consent of at least a majority of the Managers.

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(e)   Quorum; Required Vote for Board Action. Unless otherwise required by this Agreement or by Law, a majority of the total number of Managers shall constitute a quorum for the transaction of business at a meeting of the Board. Actions by the Board shall, except as required by Section 8.5, require the vote or consent of a majority of the total number of Managers. Each Manager shall have one vote.

(f)   Place of Meetings; Order of Business. The Board may hold its meetings and may have an office and keep the books of the Company, except as otherwise provided by Law, in such place or places, within or without the District of Columbia, as the Board may from time to time determine by resolution. At all meetings of the Board, business shall be transacted in such order as shall from time to time be determined by resolution of the Board.

(g)   Meetings. Meetings of the Board shall be held at such times and places as shall be determined from time to time by the Board.

(h)   Special Meetings. Special meetings of the Board may be called by any one Manager, on at least 48 hours personal, written, telegraphic, cable, wireless or electronic notice to each Manager, which notice must include appropriate dial-in information to permit each Manager to participate in such meeting by means of telephone conference. Such notice need not state the purpose or purposes of such meeting, except as may otherwise be required by Law.

(i)   Compensation. None of the Managers shall receive any compensation for serving on the Board. All of the Managers shall be entitled to reimbursement for reasonable out- of-pocket expenses in participating in or attending meetings of the Board and approved Company business.

(j)   Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board, or any committee designated by the Board, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be (i) provided to all Managers at least 48 hours prior to the proposed action and (ii) signed by Managers having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers entitled to vote thereon were present and voted. Prompt notice of the taking of the action without a meeting by less than a unanimous written consent shall be given by the Company to those Managers who have not consented in writing, and the writing or writings shall be filed with the minutes of proceedings of the Board or committee.

(k)   Telephonic Conference Meeting. Subject to the requirement for notice of meetings, members of the Board, or members of any committee designated by the Board, may participate in a meeting of such Board or committee, as the case may be, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(l)   Waiver of Notice Through Attendance. Attendance of a Manager at any meeting of the Board or any committee thereof (including by telephone or other electronic means) shall constitute a waiver of notice of such meeting, except where such Manager attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not Lawfully called or convened and notifies the other Managers at such meeting of such purpose.

(m)   Reliance on Books, Reports and Records. Each Manager and each member of any committee designated by the Board shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or reports made to the Company by any of its Officers or by an independent certified public accountant or by an appraiser selected with reasonable care by the Board or by any such committee, or in relying in good faith upon other records of the Company.

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8.3   *Action by the Members.* Except as expressly provided otherwise by this Agreement, the affirmative vote of the holders of the majority of the issued and outstanding Series B Units shall constitute the act of the Members. Any action permitted or required by Law or this Agreement to be taken by the Members shall be taken without a meeting, without prior notice and without a vote, by a consent in writing, setting forth the action so taken, provided to all Members entitled to vote at least 48 hours prior to the proposed action, and signed by the holders of outstanding Units having not less than the minimum number of votes necessary to authorize or take such action. Prompt notice of the taking of such action by less than a unanimous written consent shall be given by the Secretary to those Members who have not consented in writing. Any Units owned by the Company, directly or indirectly, shall not be counted for purposes of any such written consent.

8.4   *Officers.*

(a)   Generally. The Board may appoint certain agents of the Company, to be referred to as *"Officers"* of the Company, with such titles, powers, authority and duties as are specified by the Board.

(b)   Number and Term of Office. Each Officer shall hold office until his successor shall be duly elected and shall qualify or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same person.

(c)   Salaries. The salaries or other compensation, if any, of the Officers shall be fixed from time to time by the Board or by any committee designated by the Board and granted such authority.

(d)   Removal. Any Officer elected or appointed by the Board, and any other employee of the Company, may be removed, either with or without cause, by the vote of the Board; *provided, however,* that such removal shall be without prejudice to the contractual rights, if any, of the person so removed. Election or appointment of an Officer shall not of itself create contractual rights.

(e)   Vacancies. Any vacancy occurring in any office of the Company may be filled by the Board in accordance with Section 8.4(a).

(f)   Resignations. Any Officer may resign at any time. Such resignation shall be in writing and shall take effect at the time specified therein or, if no time is specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective unless expressly so provided in the resignation.

(g)   CEO. The Board may appoint an individual as CEO (the "CEO"). The CEO shall be subject to the general supervision and control of the Board and shall carry out the policy decisions made by the members of the Board. By the adoption of this agreement, Peter J Goodman is hereby designated as the interim CEO of the Company, effective June 23, 2020.

(h)   President. The CEO shall appoint an individual as President (the "President"), personally to supervise the day-to-day operations of the Company. The President shall be subject to the general supervision and control of the Board and shall carry out the policy decisions made by the members of the Board. At each regular meeting of the Board) and, when requested by any member thereof, at any special meeting of the Board), the President shall be present and shall report to the CEO on the operations of the Company. Peter J. Goodman is hereby designated the initial President of the Company.

(i)   Vice Presidents. The CEO or President Board may, from time to time, appoint one

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or more individuals as Vice Presidents of the Company ("Vice Presidents"). The President and any Vice President(s) are referred to herein collectively as the "Officers.

(j)   Powers of Officers. At the direction of the CEO, the President and any Vice President shall have the full power to execute, for and on behalf of the Company, any and all documents and instruments which may be necessary to carry on the business of the Company, including any and all deeds, contracts, leases, mortgages, deeds of trust, promissory notes, security agreements, and financing statements pertaining to the Company's assets or obligations. The President and any Vice President shall have the authority to include in those documents a clause authorizing the confession of judgment against the Company. No person dealing with the President or any Vice President need inquire into the validity or propriety of any document or instrument executed in the name of the Company by the President or any Vice President, or as to the authority of the President or any Vice President in executing the same.

8.5   Decisions Requiring Majority Approval by the Board

(a)   To the full extent permitted by Law, the following actions may be taken by the Board and shall not require any action by the Members. Any such action shall, except as otherwise provided, require approval by the majority of Board of Managers. Vote and consent are required by at least 50.1% of the Series B Members, only if the Board seeks to break a tie vote.

(i)   any issuance of additional Units, any admission of any additional Member, and any issuance of equity or equity-linked securities by any Subsidiary;

(ii)   any distributions on Units, other than distributions pursuant to Section 6.1(b), and any repurchase of any Units;

(iii)   any incurrence of indebtedness with a principal amount in excess of $100,000 and not contemplated by any Budget or by the Company's strategic plan;

(iv)   any capital expenditures in excess of $50,000 and not contemplated by any Budget or the Company's strategic plan;

(v)   any commencement or settlement of any litigation;

(vi)   any agreement contract with or by the Company with an amount in excess of $100,000;

(vii)   any increase in compensation of any Manager or Officer beyond a cost of living increase and any bonus or other payment including any deferred compensation to any Manager or Officer, which will require the unanimous consent of the Managers;

(viii)   any employment or severance agreement with any Officer or key employee of the Company or any Subsidiary and any termination, amendment or modification of any such agreement;

(ix)   any modification of the Company's tax structure;

(x)   any consolidation, merger or other business combination or any conversion to another type of business entity by the Company or any Subsidiary;

(xi)   any sale of all or substantially all assets by the Company or any Subsidiary;

(xii)   any Liquidation Event;

8.6 *Advisory Board.* The Board may approve the establishment of an Advisory Board of the Company, which, if so approved, shall serve to advise the Board on matters concerning all aspects of the Company's operations, including review of operating results, strategic planning and other challenges facing the Company. The Board of the Company will seek out and carefully consider recommendations made by the Advisory Board on these matters. The Advisory Board shall be composed of one or more persons named to the Advisory Board by the Board, from time to time, and the Board shall have the right and power to remove any member of the Advisory Board at any time, with or without cause. Advisory Board members shall serve until their removal, death or resignation. The Advisory Board may elect from among its members a chairman of the Advisory Board to preside over meetings of the Advisory Board. The Advisory Board shall meet as often as required to perform its duties as described in this Section, but not less than once each calendar quarter. Unless the Board shall otherwise provide, the actions of the Advisory Board shall be governed by the following rules of procedure: The majority of the members of the Advisory Board shall constitute a quorum for the transaction of business and an act of the majority of those present at a meeting at which a quorum is present shall be the act of the Advisory Board. Any action required or permitted to be taken at a meeting of the Advisory Board may be taken without a meeting, if a written consent which sets forth the action is signed by a majority of the members of the Advisory Board and filed with the minutes of the Advisory Board. The members of the Advisory Board may conduct any meeting thereof by telephone conference or other similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at a meeting. No action of the Advisory Board shall have any binding effect on the Company or Board unless affirmatively adopted by the Board.

ARTICLE 9
EXCULPATION AND INDEMNIFICATION

9.1 *Exculpation; Fiduciary Duties.*

(a) No Manager nor any Affiliate thereof shall be liable to the Company or any Member for monetary damages arising from any actions taken, or actions failed to be taken, in its capacity as a Manager or any member of a committee of the Board except for (i) liability for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of Law, (ii) liability with respect to any transaction from which such Person derived an improper personal benefit, and (iii) liability from any breach of such Person's duty of loyalty to the Company, in each case described in clauses (i), (ii) and (iii) preceding, as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) To the extent that, at Law or in equity, a Manager (or its Affiliate) has duties (including fiduciary duties) or liabilities relating thereto to the Company or to the Members, such Persons acting in connection with the Company's business or affairs shall not be liable to the Company or to any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate or otherwise modify the duties (including fiduciary duties) and liabilities of a Manager or its Affiliates otherwise existing at Law or in equity, are agreed by the Members to replace such other duties and liabilities of such Indemnitee.

9.2 *Right to Indemnification.* Subject to the limitations and conditions as provided in this Article 9, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (hereinafter a *"Proceeding"*), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that such Person, or a Person of whom it is the legal representative, is or was or has agreed to become a Manager or an Officer or is or was serving or has agreed to serve at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, whether the basis of such Proceeding is alleged action in an official capacity as a Manager or Officer or in any other capacity while serving or having agreed to serve as a Manager or Officer, shall be indemnified and held harmless by the Company against all expense, liability and loss (including judgments, penalties, excise and similar taxes, punitive

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damages, fines, amounts paid in settlement or to be paid in settlement and attorneys' fees) actually incurred or suffered by such Person in connection with such Proceeding, and indemnification under this Article 9 shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder and shall inure to the benefit of such Person's heirs, executors and administrators; *provided, however,* that the Company shall indemnify any such Person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such Person only if such Proceeding (or part thereof) was authorized by the Board. Notwithstanding anything to the contrary in this Section 9.2, no Manager or Officer shall be entitled to indemnification hereunder if it is determined by a final, nonappealable order of a court of competent jurisdiction that such Person did not act in good faith and in a manner such Person reasonably believed to be in or not opposed to the best interests of the Company, or had reasonable cause to believe such person's conduct wasunLawful.

9.3 *Advance Payment.* The right to indemnification conferred in this Article 9 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person of the type entitled to be indemnified under Section 9.2 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; *provided, however,* that the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Company of a written affirmation by such Person of its good faith belief that it has met the standard of conduct necessary for indemnification under this Article 9 and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Article 9 or otherwise.

9.4 *Indemnification of Employees and Agents.* The Company, by adoption of a resolution of the Board, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Managers and Officers under this Article 9; and, the Company may indemnify and advance expenses to Persons who are not or were not Managers, Officers, employees or agents of the Company but who are or were serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against such Person and incurred by such Person in such a capacity or arising out of its status as such a Person to the same extent that the Company may indemnify and advance expenses to Members under this Article 9.

9.5 *Appearance as a Witness.* Notwithstanding any other provision of this Article 9, the Company may pay or reimburse expenses incurred by a Manager, Officer or Member in connection with its appearance as a witness or other participation in a Proceeding at a time when it is not a named defendant or respondent in the Proceeding.

9.6 *Nonexclusivity of Rights.* The right to indemnification and the advancement and payment of expenses conferred in this Article 9 shall not be exclusive of any other right which a Manager, Officer or other Person indemnified pursuant to Section 9.4 may have or hereafter acquire under any Law, this Agreement, agreement, vote of the Board or otherwise.

9.7 *Insurance.* The Company may purchase and maintain insurance, at its expense, to protect itself and any Person who is or was serving as a Manager, Officer, employee or agent of the Company or is or was serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under this Article 9.

9.8 *Savings Clause.* If this Article 9 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this Article 9 as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil,

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criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article 9 that shall not have been invalidated and to the fullest extent permitted by Law.

9.9 *Contract Rights.* Any amendment, modification or repeal of this Article 9 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of any Person under this Article 9 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

9.10 *Negligence, etc.* It is expressly acknowledged that the indemnification provided in this Article 9 could involve indemnification for negligence or under theories of strict liability.

ARTICLE 10
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

10.1 *Financial Reports.* The Board may hold meetings as it determines and at such meetings the Company shall report to the Board on, among other things, its business activities, prospects, and financial position.

10.2 *Annual Budget.* The Company shall, at the request of the Board, present to the Board a consolidated annual operating budget, including a reasonably detailed consolidated annual forecast of overhead and operating expenses and estimated capital raises to fund such expenses, for the upcoming fiscal year. Such budget shall be subject to approval in accordance with Section 8.5. The budget for any fiscal year, as so approved, if any, is referred to as the "*Annual Budget.*"

10.3 *Maintenance of Books.* The Company shall keep or cause to be kept at its principal office complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business and minutes of the proceedings of the Board, any committee thereof and any of the Members. The Company's financial books and records shall be maintained in accordance with GAAP. The records shall include, but not be limited to, complete and accurate information regarding the state of the business and financial condition of the Company; a copy of the Articles and this Agreement and all amendments thereto; a current list of the names and last known business, residence, or mailing addresses of all Members; and the Company's federal, state, and local tax returns for the Company's six most recent tax years.

10.4 *Accounts.* The Members shall establish one or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Board may determine. The Company may not commingle the Company's funds with the funds of any Member.

10.5 *Information.*

(a)   Each Member understands and agrees that such Member shall only be entitled to obtain information relating to the Company expressly provided in this Agreement or to the extent required by the Act; and to the extent a Member is so entitled to such information, such Member shall be subject to the provisions of Section 10.5(b). Each Manager shall have access to all information regarding the Company subject to the provisions of Section 10.5(b).

(b)   Each Member agrees that all Confidential Information shall be kept confidential by such Member and shall not be disclosed by such Member in any manner whatsoever; *provided, however,* that: (i) any of such Confidential Information may be disclosed to such Member's Affiliates and to partners; members; stockholders; prospective partners, members, and stockholders; managers; directors; officers; employees; and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors) of such Member and of such Member's Affiliates (collectively, for purposes of this Section 10.5(b), "*Representatives*"), each of which Representatives shall be bound by the provisions of this Section 10.5(b) or substantially similar terms; (ii) any disclosure of Confidential Information may be made to the extent to which the Company consents in

19

writing; (iii) any disclosure may be made of the terms of a Member's investment in the Company pursuant to this Agreement and the performance of that investment to the extent in compliance with applicable Law; (iv) Confidential Information may be disclosed by a Member or Representative to the extent reasonably necessary in connection with such Member's enforcement of its rights under this Agreement; and (v) Confidential Information may be disclosed by any Member or Representative to the extent that the Member or Representative has received advice from its counsel that it is legally compelled to do so, *provided* that, prior to making such disclosure, the Member or Representative, as the case may be, uses commercially reasonable efforts to preserve the confidentiality of the Confidential Information, including consulting with the Company regarding such disclosure and, if reasonably requested by the Company, assisting the Company, at the Company's expense, in seeking a protective order to prevent the requested disclosure, and *provided further* that the Member or Representative, as the case may be, discloses only that portion of the Confidential Information as is, based on the advice of its counsel, legally required.

10.6   *Competition*. Each Member agrees not to compete with the business of the Company.

10.7   *Bonus Payments*. The Company may establish a bonus pool for its executives and key employees, and for key employees involved in the performance of services, to ensure that they are properly motivated and that their incentives are aligned with the Company. Such bonus pool shall be established and allocated by the Board in its sole discretion (excluding any Manager who is eligible to receive an allocation from such bonus pool).

ARTICLE 11
TAXES

11.1   *Tax Returns*. The Company shall prepare and timely file all U.S. federal, state and local and foreign tax returns required to be filed by the Company. Unless otherwise agreed by the Board, any income tax return of the Company shall be prepared by an independent public accounting firm selected by the Board. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver to each Member as soon as practicable after the end of the applicable fiscal year, a **Schedule K-1** together with such additional information as may be required by the Members in order to file their individual returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its tax returns.

11.2   *Tax Partnership*. It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Neither the Company nor any Member shall make an election for the Partnership to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3.

11.3   *Tax Elections*. The Company shall make the following elections on the appropriate forms or tax returns:

(a)   to adopt the calendar year as the Company's fiscal year;

(b)   to adopt the cash basis method of accounting for tax purposes and the accrual method of accounting for book purposes;

(c)   to elect to amortize the organizational expenses of the Company as permitted by Code Section 709(b); and

(d)   any other election the Board may deem appropriate and in the best interests of the Members.

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DocuSign Envelope ID: C33AF186-5B53-4CFC-BD71-FE87AD0E89C6

11.4 *Partnership Representative.* Peter J. Goodman is hereby designated, and will be specifically authorized to act as, the "Partnership Representative" in accordance with Section 6223 of New Subchapter 63C.

(a)   The Partnership Representative will apply the provisions of New Subchapter 63C of the Code, with respect to any audit, imputed underpayment, other adjustment, or any such decision or action by the Internal Revenue Service with respect to the Company or the Members for such taxable years, in the manner determined by the Partnership Representative. The Partnership Representative shall have all of the powers and authority of a partnership representative under New Subchapter 63C and shall represent the Company at the Company's expense and may expend Company funds for professional services and costs associated therewith.

(b)   The Partnership Representative shall duly and timely elect under Section 6226 of the Code to require each Person who holds a Membership Interest during the taxable year of the Company that was audited to personally bear any tax, interest and penalty resulting from adjustments based on such audit and shall notify each such Person (and the Service) of its share of such audit adjustments.

(c)   Each Member does hereby agree to indemnify and hold harmless the Company from and against any liability with respect to its share of any tax deficiency (including interest and penalties) paid or payable by the Company that is allocable to the Member (as reasonably determined by the Members) with respect to an audited or reviewed taxable year for which such Member was a Member in the Company (including any applicable interest and penalties).

(d)   The Parties shall amend the provisions of this Agreement as appropriate to reflect the proposal or promulgation of Treasury Regulations implementing the audit, assessment and collection rules of New Subchapter 63C, including any amendments to those rules, in a manner that, to the extent possible, preserves and maintains (including through relevant elections and credit support) the relative and analogous rights, duties, responsibilities, indemnities, obligations and risk of the Members to those provided under this Agreement (including each Member's obligation to pay income tax on the Member's allocable share of Company income and gain as required by this Agreement).

(e)   The Members acknowledge and agree that the provisions of this <u>Section</u> 11.4 shall continue to apply to a Person even after that Person ceases to hold a Membership Interest for any reason.

ARTICLE 12
DISSOLUTION, WINDING-UP AND TERMINATION

12.1   *Dissolution.*

(a)   Subject to Section 12.1(b), the Company shall be liquidated and its affairs shall be wound up on the first to occur of the following events (each a "*Liquidation Event*") and no other event shall cause the Company's dissolution:

(i)   the consent of the Board;

(ii)   at any time when there are no Members; and

(iii)   entry of a decree of judicial dissolution of the Company pursuant to the Act.

(b)   If the Liquidation Event described in Section 12.1(a)(ii) shall occur, the Company shall not be dissolved, and the business of the Company shall be continued, if the requirements of the Act for the avoidance of dissolution are satisfied (a "*Continuation Election*").

(c)   Except as otherwise provided in this Section 12.1, to the maximum extent permitted by the Act, the death, retirement, Resignation, Expulsion, Bankruptcy or dissolution of a Member shall not constitute a Liquidation Event and, notwithstanding the occurrence of any such event or

21

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circumstance, the business of the Company shall be continued without dissolution.

12.2   *Winding-Up and Termination*. On the occurrence of a Liquidation Event, unless a Continuation Election is made, the Board may select one or more Persons to act as liquidator or may itself act as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of winding up shall be borne as a Company expense, including reasonable compensation to the liquidator if approved by the Board. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Board. The steps to be accomplished by the liquidator are as follows:

(a)   as promptly as possible after dissolution and again after final winding up, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations;

(b)   the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in winding up) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c)   all remaining assets of the Company shall be distributed to the Members as follows:

(i)   the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Members in accordance with the provisions of Article 6;

(ii)   with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(iii)   Company property shall be distributed among the Members in accordance with Section 6.1, and those distributions shall be made by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, 90 days after the date of the liquidation).

All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this Section 12.2. The distribution of cash or property to the Members in accordance with the provisions of this Section 12.2 constitutes a complete return to such Member of its Capital Contributions and a complete distribution to the Members of its Membership Interests (including Units) and all the Company's property and constitutes a compromise to which all Members have consented within the meaning of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

12.3   *Deficit Capital Accounts*. No Member shall be required to pay to the Company, to any other Member or to any third party any deficit balance which may exist from time to time in such Member's Capital Account.

12.4   *Certificate of Cancellation*. On completion of the distribution of Company assets as provided herein, the Board (or such other Person or Persons as the Act may require or permit) shall file Articles or a Certificate of Cancellation with the District of Columbia Department of Consumer and Regulatory Affairs;

Corporations Division, cancel any other filings made pursuant to Section 2.5, and take such other actions as may be necessary to terminate the existence of the Company. Upon the effectiveness of the Articles or Certificate of Cancellation, the existence of the Company shall cease, except as may be otherwise provided by the Act or other applicable Law.

ARTICLE 13
GENERAL PROVISIONS

13.1   *Offset*. Whenever the Company is to pay any sum to any Member, any amounts that such Member, in its capacity as a Member, owes the Company may be deducted from that sum before payment.

13.2   *Notices*.

(a)   Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or required to be given hereunder shall be in writing and shall be deemed to be duly given if personally delivered, telecopied or emailed and confirmed, or mailed by certified mail, return receipt requested, or nationally recognized overnight delivery service with proof of receipt maintained, at the following addresses (or any other address that any such party may designate by written notice to the other parties):

(i)   if to the Company, at the address of its principal executive offices; and

(ii)   if to a Member, to the address given for the Member on the appropriate **Schedule** hereto.

Any such notice shall, if delivered personally, be deemed received upon delivery; shall, if delivered by telecopy, be deemed received on the first business day following confirmation; shall, if delivered by nationally recognized overnight delivery service, be deemed received the first business day after being sent; and shall, if delivered by mail, be deemed received upon the earlier of actual receipt thereof or five business days after the date of deposit in the United States mail.

(b)   Whenever any notice is required to be given by Law, the Articles or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

13.3   *Entire Agreement; Supersedure*. This Agreement (including the Exhibits) constitutes the entire agreement of the Members relating to the Company and supersede all prior contracts or agreements with respect to the Company, whether oral or written.

13.4   *Effect of Waiver or Consent*. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

13.5   *Amendment or Restatement*. Neither this Agreement (including any Exhibit or Schedule hereto), nor the Articles may be amended, modified, supplemented or restated, nor may any provisions of this Agreement or the Articles be waived, without a written instrument adopted, executed and agreed to by the holders of at least a majority of the Series B Units; *provided, however,* that (i) any such amendment, modification, supplement, restatement or waiver that would adversely affect the holders of Series A Units while not so affecting holders of all Units shall also require the prior written consent of the holders of a majority of the Series A Units and any amendment that would adversely affect one or more Series B Members but not all Series B Members shall also require the prior written consent of the holders of a majority of the Series B Units held by those Series

23

B Members so adversely affected; (ii) subject to the following sentence, any such amendment, modification, supplement, restatement or waiver that would adversely affect the rights of any Member hereunder, without similarly affecting the rights hereunder of all Members of the same class or series, taken as a whole, shall not be effective as to such Member without such Member's prior written consent; and (iii) this Agreement shall be deemed to be automatically amended from time to time without further consent of any Member to the extent necessary to reflect issuances and transfers of Units made in compliance with this Agreement. Notwithstanding anything to the contrary in this Section 13.5, if the provisions of Proposed Treasury Regulation Section 1.83-3 and related sections and the proposed Revenue Procedure described in IRS Notice 2005-43, as proposed by the Internal Revenue Service on May 24, 2005, or provisions similar thereto, are adopted as final (or temporary) rules (the "*New Rules*"), the Board is authorized to make such amendments to this Agreement (including provision for any safe harbor election authorized by the New Rules) as the Board may determine to be necessary or advisable to comply with or reflect the New Rules. Except as required by Law, no amendment, modification, supplement, discharge or waiver of or under this Agreement shall require the consent of any Person not a party to this Agreement.

13.6   *Binding Effect*. Subject to the restrictions on Dispositions set forth in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the Company and each Member and their respective heirs, permitted successors, permitted assigns, permitted distributees and legal representatives; and by their signatures hereto, the Company and each Member intends to and does hereby become bound. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person other than the parties hereto and their respective permitted successors and assigns any legal or equitable right, remedy or claim under, in or in respect of this Agreement or any provision herein contained. The rights under this Agreement may be assigned by a Member to a transferee of all or a portion of such Member's Units transferred in accordance with this Agreement (and shall be assigned to the extent this Agreement requires such assignment), but only to the extent of such Units so transferred; it being understood that the assignment of any rights under this Agreement shall not constitute admission to the Company as a Member unless and until such transferee is duly admitted as a Member in accordance with this Agreement.

13.7   *Governing Law; Severability; Limitation of Liability*.

(a)   THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE DISTRICT OF COLUMBIA, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

(b)   The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the District of Columbia and the federal courts of the United States of America located in the District of Columbia, and appropriate appellate courts therefrom, over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby, and each party hereby irrevocably agrees that all claims in respect of such dispute or proceeding may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. This consent to jurisdiction is being given solely for purposes of this Agreement and is not intended to, and shall not, confer consent to jurisdiction with respect to any other dispute in which a party to this Agreement may become involved. Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action, or proceeding of the nature specified in this subsection (b) by the mailing of a copy thereof in the manner specified by the provisions of Section 13.2. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(c)   In the event of a direct conflict between the provisions of this Agreement and (i) any provision of the Articles, or (ii) any mandatory, non-waivable provision of the Act, such provision of the Articles or the Act shall control. If any provision of the Act provides that it may be varied or superseded in the agreement of a limited liability company (or otherwise by agreement of the members or managers of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subjectmatter.

(d)   If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of each such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

(e)   NOTWITHSTANDING ANY OTHER PROVISIONS OF THIS AGREEMENT, NEITHER THE COMPANY NOR ANY MEMBER OR UNITHOLDER SHALL BE LIABLE TO ANY OF THE OTHER SUCH PERSONS FOR PUNITIVE, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES, INCLUDING DAMAGES FOR LOSS OF PROFITS, LOSS OF USE OR REVENUE OR LOSSES BY REASON OF COST OF CAPITAL, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHETHER BASED ON CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, VIOLATION OF ANY APPLICABLE DECEPTIVE TRADE PRACTICES ACT OR SIMILAR LAW OR ANY OTHER LEGAL OR EQUITABLE PRINCIPLE, AND THE COMPANY, EACH MEMBER AND EACH UNITHOLDER RELEASE EACH OF THE OTHER SUCH PERSONS FROM LIABILITY FOR ANY SUCH DAMAGES.

13.8 *Further Assurances.* In connection with this Agreement and the transactions contemplated hereby, the Company and each Member shall execute and deliver all such future instruments and take such other and further action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the intention of the parties as expressed herein, including if necessary any action required to authorize and direct the Officers and Managers to amend the Articles so that this Agreement is enforceable under the Laws of the state in which the Company is organized.

13.9 *Counterparts.* This Agreement may be executed in any number of counterparts (including facsimile counterparts), all of which together shall constitute a single instrument.

13.10 *Adjustments for Unit Splits.* Wherever in this Agreement there is a reference to a specific number of Units of any class or series of Units, or a price per Unit, or consideration received in respect of such Unit, then, upon the occurrence of any subdivision, combination or distribution of such class or series of Units, the specific number of Units or the price so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding Units of such class or series of Units by such subdivision, combination or distribution.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned Series B Members acknowledge that this amended and restated Operating Agreement is their act, and further acknowledge, under penalty of perjury, that to the best of their knowledge, information, and belief, the matters and facts set forth are true in all material respects, and that they have executed this amended and restated Operating Agreement effective as of the 1st day of July, 2020 with the understanding that this amended and restated Operating Agreement shall become effective upon the execution hereof, in counterpart, by the holders of at least two-thirds (2/3rds) of the Series B Units or the holders of at least 66.667% as set forth below.

--SERIES B MEMBERS--

DocuSigned by:

Nga Thi Howard (24.907%)

DocuSigned by:

Peter J. Goodman(21.265%)

DocuSigned by:

Brian Eisenberg (18.905%)

Pathmazing, Inc.

DocuSigned by:

By: ____________________
Steven Path
Its: Authorized signatory
(22.625%)

Hartline Enterprises, LLC

DocuSigned by:

By: ____________________
Brian Hartline
Its: Managing Member
(3.540%)

26

Stephen Eisenberg (4.248%)

Frances Eisenberg (2.832%)

Peter Joelson   (0.708%)

Ken Finch (0.354%)

Charles Catalano (0.212%)

Andrea Autry (0.124%)

Stephen F. Hanlon (0.249%)

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EXHIBIT A
DEFINED TERMS

"Accredited Investor" has the meaning ascribed to such term in the regulations promulgated under the Securities Act.

"Act" means the District of Columbia Limited Liability Company Act and any successor statute, as amended from time to time.

"Additional Units" is defined in Section 5.1.3.

"Adjusted Capital Account" means the Capital Account maintained for each Unitholder, (a) increased by any amounts that such Unitholder is obligated to restore or is treated as obligated to restore under Treasury Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5), and (b) decreased by any amounts described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) with respect to such Unitholder.

"Adjusted Invested Capital" means the actual cash Capital Contributions of a Member, and the deemed amount of Capital Contributions of a Member, as set forth on **Schedule A** hereto, as such **Schedule A** may be revised from time to time, less any amounts distributed to such Member pursuant to Section 6.1, including as a result of the sale of all of substantially all of the Company's assets or as a result of a merger transaction in which the Company is not the surviving entity or as a result of which the ownership of at least 51% of the Company is changed.

"Affiliate" means, when used with respect to a specified Person, any Person which (a) directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person, (b) is an officer, director, general partner, trustee or manager of such specified Person, or of a Person described in clause (a), or (c) is a Relative of such specified Person or of an individual described in clauses (a) or (b).

"Agreement" means the Limited Liability Company Operating Agreement of the Company, as amended and restated from time to time.

"Annual Budget" is defined in Section 10.2.

"Articles" means the Articles of Organization or Certificate of Formation of the Company, as applicable and as amended from time to time.

"Bankruptcy" or "Bankrupt" means with respect to any Person, that (a) such Person (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings; (iv) files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person's properties; or (b) against such Person, a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Law has been commenced and 120 days have expired without dismissal thereof or with respect to which, without such Person's consent or acquiescence, a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person's properties has been appointed and 90 days have expired without the appointment's having been vacated or stayed, or 90 days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

"Board" is defined in Section 8.1.

"Book Value" means, with respect to any property, such property's adjusted basis for federal income tax purposes, except as follows:

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    (a)   The initial Book Value of any property contributed by a Member to the Company shall be the fair market value of such property as determined by an independent appraiser selected by the Board;

    (b)   The Book Values of all properties shall be adjusted to equal their respective fair market values as determined by the Board in connection with (i) the acquisition of an interest in the Company by any new or existing Member in exchange for more than a *de minimis* capital contribution to the Company, (ii) the issuance of Units as consideration for the provision of services, (iii) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for an interest in the Company, or (iv) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g)(1) (other than pursuant to Section 708(b)(1)(B) of the Code);

    (c)   The Book Value of property distributed to a Member shall be the fair market value of such property as determined by the Board; and

    (d)   The Book Value of all property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (f) of the definition of Profits and Losses; *provided, however,* Book Value shall not be adjusted pursuant to this clause (d) to the extent the Board determines that an adjustment pursuant to clause (b) hereof is necessary or appropriate in connection with the transaction that would otherwise result in an adjustment pursuant to this clause (d).

If the Book Value of property has been determined or adjusted pursuant to clauses (b) or (d) hereof, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Profits and Losses and other items allocated pursuant to Article 6.

"Budget" means any Annual Budget, and any quarterly, capital expenditure or special budget of the Company.

"Capital Account" means the account to be maintained by the Company for each Member pursuant to Section 5.3.

"Capital Contribution" means with respect to any Member, the amount of money and the initial Book Value of any property (other than money) contributed to the Company by such Member. Any reference in this Agreement to the Capital Contribution of a Member shall include a Capital Contribution of its predecessors in interest.

"Capital Stock" means any and all shares, interests, participations, or other equivalents (however designated) of capital stock of a corporation, any and all ownership interests in a Person (other than a corporation), and any and all warrants, options, or other rights to purchase or acquire any of the foregoing.

"Chairman of the Board" means the chairman of the Board of the Company, if any.

"Chief Executive Officer" means the chief executive officer of the Company, if any.

"Chief Financial Officer" means the chief financial officer of the Company, if any.

"Chief Operating Officer" means the chief operating officer of the Company, if any.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to Sections of the Code shall include any corresponding provision or provisions of succeeding Law.

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DocuSign Envelope ID: C33AF186-5B53-4CFC-BD71-FE87AD0E89C6

"Confidential Information" means all confidential and proprietary information (irrespective of the form of communication) obtained by or on behalf of, a Member from the Company or its representatives, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was or becomes available to such Member on a nonconfidential basis prior to disclosure to the Member by the Company or its representatives, (c) was or becomes available to the Member from a source other than the Company and its representatives, *provided* that such source is not known by such Member to be bound by a confidentiality agreement with the Company, or (d) is independently developed by such Member without the use of any such information received under this Agreement.

"Continuation Election" is defined in Section 12.1(b).

"Control," including the correlative terms "Controlling", "Controlled by" and "Under Common Control with" means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

"Creditors' Rights" means applicable bankruptcy, insolvency or other similar Laws relating to or affecting the enforcement of creditors' rights generally and to general principles of equity.

"Depreciation" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for Federal income tax purposes with respect to property for such taxable year, except that (a) with respect to any property the Book Value of which differs from its adjusted tax basis for Federal income tax purposes and which difference is being eliminated by use of the remedial allocation method pursuant to Treasury Regulation Section 1.704-3(d), Depreciation for such taxable year shall be the amount of book basis recovered for such taxable year under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2), and (b) with respect to any other property the Book Value of which differs from its adjusted tax basis at the beginning of such taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; *provided* that if the adjusted tax basis of any property at the beginning of such taxable year is zero, Depreciation with respect to such property shall be determined with reference to such beginning value using any reasonable method selected by the Managers.

"Disposition," including the correlative terms "Dispose" or "Disposed," means any direct or indirect transfer, assignment, sale, gift, inter vivos transfer, pledge, hypothecation, mortgage, hedge or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of Law) of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units is transferred or shifted to another Person.

"Drag-Along Transaction" means (a) any consolidation, conversion (other than the IPO Merger), merger or other business combination involving the Company in which Units are exchanged for or converted into cash, securities of a corporation or other business organization or other property, (b) a Disposition of all or substantially all of the assets of the Company to be followed promptly by a liquidation of the Company or a distribution to the Members of all or substantially all of the net proceeds of such Disposition after payment or other satisfaction of liabilities and other obligations of the Company, or (c) the sale by all the Members of all their Units.

"Economic Risk of Loss" shall have the meaning assigned to that term in Treasury Regulation Section 1.752-2(a).

"Effective Date" is defined in the preamble to this Agreement.

"Expel, Expelled or Expulsion" means the expulsion or removal of a Member from the Company as a member.

DocuSign Envelope ID: D662133A-4FC6-4B66-A51D-7A7C73427460

DocuSign Envelope ID: C33AF186-5B53-4CFC-BD71-FE87AD0E89C6

"GAAP" means U.S. generally accepted accounting principles.

"Incentive Shares" is defined in Section 3.1(d).

"IPO Corporation" is defined in Section 7.4(a).

"IPO Merger" is defined in Section 7.4(a).

"Law" means any applicable constitutional provision, statute, act, code (including the Code), Law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a domestic, foreign or international governmental authority or any political subdivision thereof and shall include, for the avoidance of doubt, the Act.

"Liquidation Event" is defined in Section 12.1(a).

"Manager" is defined in Section 8.1.

"Member" means any Person (but not any Affiliate or entity in which such Person has an equity interest) that has executed this Agreement as of the Effective Date or is hereafter admitted to the Company as a member as provided in this Agreement, but such term does not include any Person who has ceased to hold any Units.

"Member Nonrecourse Debt" shall have the meaning assigned to the term "partner nonrecourse debt" in Treasury Regulation Section 1.704 2(b)(4).

"Member Nonrecourse Debt Minimum Gain" shall have the meaning assigned to the term "partner nonrecourse debt minimum gain" in Treasury Regulation Section 1.704 2(i)(2).

"Member Nonrecourse Deductions" shall have the meaning assigned to the term "partner nonrecourse deductions" in Treasury Regulation Section 1.704 2(i)(1).

"Membership Interest" means the interest of a Member in the Company, including rights to distributions (liquidating or otherwise), allocations, information, all other rights, benefits and privileges enjoyed by that Member (under the Act, the Articles, this Agreement or otherwise) in its capacity as a Member and otherwise to participate in the management of the Company; and all obligations, duties and liabilities imposed on that Member (under the Act, the Articles, this Agreement, or otherwise) in its capacity as a Member; *provided, however*, that such term shall not include any management rights held by a Member solely in its capacity as a Manager.

"Minimum Gain" shall have the meaning assigned to that term in Treasury Regulation Section 1.704 2(d).

"Nonrecourse Deductions" shall have the meaning assigned that term in Treasury Regulation Section 1.704-2(b).

"Nonrecourse Liability" shall have the meaning assigned that term in Treasury Regulation Section 1.752-1(a)(2).

"Officer" means any Person designated as an officer of the Company as provided in Section 8.4, but such term does not include any Person who has ceased to be an officer of the Company.

"Partnership Representative" shall have the meaning assigned pursuant to Section 6223 of New Subchapter 63C and Section 11.4 hereof.

"Percentage Interest" means the number of Units that are owned divided by the total number of Units that are issued and outstanding, with the quotient thereby obtained multiplied by 100.

"Permitted Transferee" with respect to (a) any individual shall mean (i) the spouse of such Member, and (ii) any trust, or family partnership or family limited liability company, the sole beneficiary of which is such Member, the spouse of, or any Person related by blood or adoption to, such Member, and (b) any other Member shall mean (i) an Affiliate of such Member, and (ii) in the context of a distribution by such Member to its direct or indirect equity owners substantially in proportion to such ownership, the partners, members or stockholders of such Member, or the partners, members or stockholders of such partners, members or stockholders.

"Person" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"Pre-IPO Value" means the product of (a) the quotient obtained by dividing (i) the net proceeds to the IPO Corporation from a Qualified Public Offering (or, if the managing underwriters of such Qualified Public Offering recommend the prior consummation of the IPO Merger, the anticipated net proceeds from such Qualified Public Offering, as determined by the unanimous consent of the Board) by (ii) a fraction (expressed as a percentage), the numerator of which is the number of shares of common stock to be sold to the public in the Qualified Public Offering and the denominator of which is the total number of shares of common stock of the IPO Corporation that will be outstanding immediately after the Qualified Public Offering and (b) the difference between 100% and the percentage described in clause (a)(ii) of this definition.

"Proceeding" is defined in Section 9.2.

"Profits" or "Losses means, for each taxable year, an amount equal to the Company's taxable income or loss for such taxable year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(c)   In the event the Book Value of any asset is adjusted pursuant to clause (b) or clause (c) of the definition of Book Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(d)   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such taxable year;

(f)   To the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)   Any items that are allocated pursuant to the Regulatory Allocations shall not be taken into account in computing Profits and Losses, and the amounts of the items of income, gain, loss or deduction available to be allocated pursuant to the Regulatory Allocations shall be determined by applying rules analogous to those set forth in clauses (a) through (f) hereof.

"Qualified Public Offering" means any firm commitment underwritten offering by the IPO Corporation of common stock to the public pursuant to an effective registration statement under the Securities Act (a) for which aggregate cash proceeds to be received by the IPO Corporation from such offering (without deducting underwriting discounts, expenses and commissions) are at least $15,000,000, and (b) pursuant to which such shares of common stock are authorized and approved for listing on the New York Stock Exchange or admitted to trading and quoted in the Nasdaq National Market system.

"Relative" means, with respect to any individual, (i) such individual's spouse, (ii) any direct descendant, parent, grandparent, great grandparent or sibling (in each case whether by blood or adoption), and (iii) and spouse of an individual described in clause (ii).

"Securities Act" means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"Series A Member" means any holder of Series A Units.

"Series A Units" is defined in Section 3.1(a).

"Series B Member" means any holder of Series B Units.

"Series B Units" is defined in Section 3.1(a).

"Series C Member" means any holder of Series C Units.

"Series C Units" is defined in Section 3.1(a).

"Subsidiary" means (a) any corporation or other entity a majority of the Capital Stock of which having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is at the time owned, directly or indirectly, with power to vote, by the Company or any direct or indirect Subsidiary of the Company or (b) a partnership in which the Company or any direct or indirect Subsidiary is a general partner.

"Treasury Regulations" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.

"Units" means the Series A Units, the Series B Units, the Series C Units and any Additional Units, collectively, and any "Unit" shall refer to any one of the foregoing.

DocuSign Envelope ID: D662133A-4FC6-4B66-A51D-7A7C73427460

DocuSign Envelope ID: C33AF186-5B53-4CFC-BD71-FE87AD0E89C6

SCHEDULE A
SERIES A UNITHOLDERS

Name/Address   **Number of Series A Units**   **Percentage Interest**

[to be added from time to time][$_____]   [_____]See Defined
Term

DocuSign Envelope ID: D662133A-4FC6-4B66-A51D-7A7C73427460

DocuSign Envelope ID: C33AF186-5B53-4CFC-BD71-FE87AD0E89C6

SCHEDULE A
SERIES B UNITHOLDERS

Name	Capital Contribution	Number of Series B Units	Percentage Interest
Nga Thi ("Luna") Howard	$100.00	1,000,000	24.907%
Peter J. Goodman	$240.00	853,800	21.265%
Brian Eisenberg	$267.00	759,015	18.905%
Pathmazing Inc.	$320.00	909,645	22.656%
Hartline Enterprises LLC	$50.00	142,130	3.540%
Stephen Eisenberg	$60.00	170,558	4.248%
Frances Eisenberg	$40.00	113,705	2.832%
Peter Joelson	$10.00	28,426	0.708%
Ken Finch	$5.00	14,213	0.354%
Charles Catalano	$3.00	8,528	0.212%
Andrea Autry	$5,000.00	5,000	0.124%
Stephen F. Hanlon	$10,000.00	10,000	0.249%
Total		4,015,000	100.000%

SCHEDULE A
SERIES C UNITHOLDERS

Name/Address	Capital Contribution	Number of Series C Units	Percentage Interest
[to be added from time to time]		-0-	

11397065

DocuSign Envelope ID: D662133A-4FC6-4B66-A51D-7A7C73427460

DocuSign Envelope ID: C33AF186-5B53-4CFC-BD71-FE87AD0E89C6